Sillenger Exploration Corp.
7839 17th Street
Burnaby, British Columbia
Canada, V3N 1M1

Tel: (604) 521-2700

September 11, 2008

VIA EDGAR

United States
Securities and Exchange Commission
SEC Office of Small Business
100 F Street, NE
Washington, DC 20549
USA

Mail Stop 7010

Re:	Request for acceleration of the effective date of the Registration Statement on Form S-1 of
Sillenger Exploration Corp.
Originally Filed July 2, 2008 (amended August 21, 2008 and September 4, 2008)
File No. 333-152075

Attention: Kristopher Natoli and Donna Levy

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of Sillenger Exploration Corp. be declared effective at 5:00 PM Eastern Time on Monday, September 15, 2008, or on such earlier or later date as the Commission acting pursuant to Section 8(a) shall determine.

Sillenger Exploration Corp. acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission for taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Yours truly,

Sillenger Exploration Corp.

Per:

/s/ Carolyne Sing

Carolyne Sing

Director, President, Principal Financial Officer and Principal Accounting Officer